SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)*

SPARK NETWORKS SE

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

846517100 (for American Depositary Shares, each representing 0.1 Ordinary Share)

(CUSIP Number)

Canaan VIII L.P.

c/o Canaan Partners

285 Riverside Avenue, Suite 250

Westport, Connecticut 06880

(203) 855-0400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Canaan VIII L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,488,489*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,488,489*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,488,489*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.4%**
14.	Type of Reporting Person (See Instructions) PN

*	American Depositary Shares (“ADSs” and each, an “ADS”) representing Ordinary Shares, no par value (“Ordinary Shares”). Each ADS represents 0.1 Ordinary Share.
**

Calculated based upon an aggregate of 2,605,689 Ordinary Shares outstanding as of June 30, 2020, as set forth in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on August 27, 2020.

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Canaan Partners VIII LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,488,489*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,488,489*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,488,489*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.4%**
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 846517100	SC 13D/A	Page 4 of 7

EXPLANATION.

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to shares of Ordinary Shares (as defined below) of the Issuer (as defined below) and is being filed on behalf of the Reporting Persons. This Amendment No. 2 amends and supplements the Amendment No. 1 previously filed with the Securities and Exchange Commission on December 14, 2020 (“Amendment No. 1”), and the initial Schedule 13D previously filed with the Securities and Exchange Commission by the Reporting Persons on July 16, 2019 (the “Initial Schedule 13D”, together with Amendment No. 1 and this Amendment No. 2, the “Schedule 13D”), with respect to the Ordinary Shares, no par value (the “Ordinary Shares”), of Spark Networks SE, a European stock corporation (Societas Europaea, SE) with its corporate seat in Germany (the “Issuer”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Paragraphs (a), (b) and (c) of this Item 5 are amended and restated as follows:

(a) and (b) As of the date of this Schedule 13D, the Partnership may be deemed to beneficially own 3,488,489 ADSs, representing approximately 13.4% of the total outstanding Ordinary Shares, which ADSs are held directly by the Partnership (the “Partnership Shares”). The Partnership has sole voting, investment and dispositive power with respect to the Partnership Shares.

As of the date of this Schedule 13D, the General Partner may be deemed to beneficially own the Partnership Shares. The General Partner has sole voting, investment and dispositive power, through its control of the Partnership, with respect to the Partnership Shares.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth on Annex I attached hereto and incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

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Annex I

Information with Respect to Transactions during the Past 60 Days

Date	Transaction	Shares	Price/Share ($)
12/15/2020	Sell	17,766	$4.63
12/16/2020	Sell	13,792	$4.61
12/17/2020	Sell	11,169	$4.70
01/04/2021	Sell	5,888	$5.09
01/05/2021	Sell	10,000	$5.40
01/06/2021	Sell	10,000	$5.43
01/07/2021	Sell	10,000	$5.41
01/08/2021	Sell	10,000	$5.46
01/11/2021	Sell	10,000	$5.59
01/12/2021	Sell	10,000	$5.68
01/13/2021	Sell	10,000	$5.57
01/14/2021	Sell	7,468	$5.44
01/15/2021	Sell	10,000	$5.28
01/19/2021	Sell	10,000	$5.34
01/20/2021	Sell	10,000	$5.68
01/21/2021	Sell	10,000	$6.22
01/22/2021	Sell	10,000	$6.04
01/25/2021	Sell	10,000	$5.98
01/26/2021	Sell	10,000	$5.64
01/27/2021	Sell	10,000	$5.65
01/28/2021	Sell	10,000	$5.54
01/29/2021	Sell	10,000	$5.42
02/01/2021	Sell	10,000	$5.57
02/02/2021	Sell	10,000	$5.64
02/03/2021	Sell	10,000	$5.99
02/04/2021	Sell	10,000	$6.25
02/05/2021	Sell	10,000	$6.40
02/08/2021	Sell	10,000	$7.08

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SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 8, 2021

CANAAN VIII L.P.

By:	Canaan Partners VIII LLC, its general partner

By:	/s/ Nancy Levenson
Nancy Levenson Attorney-in-Fact

CANAAN PARTNERS VIII LLC

By:	/s/ Nancy Levenson
Nancy Levenson Attorney-in-Fact

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended